# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: THOMSON REUTERS CORP /CAN/, CIK 0001075124
CUSIP: 884903709
Title of class of securities: Common Shares of Thomson Reuters Corporation
Address of issuer's principal executive offices: 19 Duncan Street, Toronto, Ontario Canada (A6), M5H 3H1
Date of event which requires filing of this statement: 11/11/2026
Filed by CIK 0001397960
Persons authorized to receive notices and communications: David Colman, 65 Queen Street West, Suite 2400, Toronto, Ontario, Canada (Federal Level) (Z4), M5H 2M8, (416)-364-8700

## Reporting persons
- THOMSON INVESTMENTS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 304,903,283; sole dispositive power 0; shared dispositive power 304,903,283; aggregate amount beneficially owned 304,903,283 (70.34% of the class)
  Comment: In reference to rows 8 and 10 above, includes 295,680,150 common shares of Thomson Reuters Corporation ("Common Shares") beneficially owned by The Woodbridge Company Limited and subsidiaries and 9,223,133 Common Shares beneficially owned by the family of the late Roy H. Thomson, the first Lord Thomson of Fleet through various affiliated corporations.
  
  In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- THE WOODBRIDGE COMPANY LIMITED (CIK 0001397960): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 295,680,150; sole dispositive power 0; shared dispositive power 295,680,150; aggregate amount beneficially owned 295,680,150 (68.21% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1908720 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 199,198,294; sole dispositive power 0; shared dispositive power 199,198,294; aggregate amount beneficially owned 199,198,294 (45.96% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1396164 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 13,141,149; sole dispositive power 0; shared dispositive power 13,141,149; aggregate amount beneficially owned 13,141,149 (3.03% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- Woodbridge Investments Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 2,267; sole dispositive power 0; shared dispositive power 2,267; aggregate amount beneficially owned 2,267 (0% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1001810107 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 83,338,440; sole dispositive power 0; shared dispositive power 83,338,440; aggregate amount beneficially owned 83,338,440 (19.23% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- KRT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 86,399; sole dispositive power 0; shared dispositive power 86,399; aggregate amount beneficially owned 86,399 (0.02% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- DKRT FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 272,589; sole dispositive power 0; shared dispositive power 272,589; aggregate amount beneficially owned 272,589 (0.06% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- DKRT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 322,700; sole dispositive power 0; shared dispositive power 322,700; aggregate amount beneficially owned 322,700 (0.07% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- DKRT FUNDING CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 135,504; sole dispositive power 0; shared dispositive power 135,504; aggregate amount beneficially owned 135,504 (0.03% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1000920847 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 255,985; sole dispositive power 0; shared dispositive power 255,985; aggregate amount beneficially owned 255,985 (0.06% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- MB FINANCE CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,571; sole dispositive power 0; shared dispositive power 1,571; aggregate amount beneficially owned 1,571 (0% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- TT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 24,364; sole dispositive power 0; shared dispositive power 24,364; aggregate amount beneficially owned 24,364 (0.01% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- TLT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 521,989; sole dispositive power 0; shared dispositive power 521,989; aggregate amount beneficially owned 521,989 (0.12% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- TLT ISSUE HOLDCO A CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 192,875; sole dispositive power 0; shared dispositive power 192,875; aggregate amount beneficially owned 192,875 (0.04% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- TLT ISSUE HOLDCO CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 748,020; sole dispositive power 0; shared dispositive power 748,020; aggregate amount beneficially owned 748,020 (0.17% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1761173 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,400,230; sole dispositive power 0; shared dispositive power 1,400,230; aggregate amount beneficially owned 1,400,230 (0.32% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 2677295 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 686,244; sole dispositive power 0; shared dispositive power 686,244; aggregate amount beneficially owned 686,244 (0.16% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1000919995 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 255,985; sole dispositive power 0; shared dispositive power 255,985; aggregate amount beneficially owned 255,985 (0.06% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1754693 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 431,116; sole dispositive power 0; shared dispositive power 431,116; aggregate amount beneficially owned 431,116 (0.1% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- PJT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 266,123; sole dispositive power 0; shared dispositive power 266,123; aggregate amount beneficially owned 266,123 (0.06% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1000920848 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 255,985; sole dispositive power 0; shared dispositive power 255,985; aggregate amount beneficially owned 255,985 (0.06% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- PGF INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 20,043; sole dispositive power 0; shared dispositive power 20,043; aggregate amount beneficially owned 20,043 (0% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- PGF FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 19,675; sole dispositive power 0; shared dispositive power 19,675; aggregate amount beneficially owned 19,675 (0% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- LCC INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,026,539; sole dispositive power 0; shared dispositive power 1,026,539; aggregate amount beneficially owned 1,026,539 (0.24% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1000078931 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 375,122; sole dispositive power 0; shared dispositive power 375,122; aggregate amount beneficially owned 375,122 (0.09% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1000421133 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 39,216; sole dispositive power 0; shared dispositive power 39,216; aggregate amount beneficially owned 39,216 (0.01% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- LLD INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 94,873; sole dispositive power 0; shared dispositive power 94,873; aggregate amount beneficially owned 94,873 (0.02% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 2806335 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 21,934; sole dispositive power 0; shared dispositive power 21,934; aggregate amount beneficially owned 21,934 (0.01% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- JRD INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 248,222; sole dispositive power 0; shared dispositive power 248,222; aggregate amount beneficially owned 248,222 (0.06% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 2754783 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 7,344; sole dispositive power 0; shared dispositive power 7,344; aggregate amount beneficially owned 7,344 (0% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- GED INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 288,906; sole dispositive power 0; shared dispositive power 288,906; aggregate amount beneficially owned 288,906 (0.07% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- SEG FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 12; sole dispositive power 0; shared dispositive power 12; aggregate amount beneficially owned 12 (0% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- TCM INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 264,113; sole dispositive power 0; shared dispositive power 264,113; aggregate amount beneficially owned 264,113 (0.06% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- DYM INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 196,455; sole dispositive power 0; shared dispositive power 196,455; aggregate amount beneficially owned 196,455 (0.05% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- BG INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 405,977; sole dispositive power 0; shared dispositive power 405,977; aggregate amount beneficially owned 405,977 (0.09% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- ACG INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 229,530; sole dispositive power 0; shared dispositive power 229,530; aggregate amount beneficially owned 229,530 (0.05% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 1001404651 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,594; sole dispositive power 0; shared dispositive power 1,594; aggregate amount beneficially owned 1,594 (0% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.
- 2808194 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 125,899; sole dispositive power 0; shared dispositive power 125,899; aggregate amount beneficially owned 125,899 (0.03% of the class)
  Comment: In reference to row 13 above, based on 433,458,865 Common Shares outstanding as of November 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Thomson Reuters Corporation
Name of issuer: THOMSON REUTERS CORP /CAN/
Address of issuer's principal executive offices: 19 Duncan Street, Toronto, Ontario Canada (A6), M5H 3H1
Comment:
Explanatory Note: The common shares (the "Common Shares") of Thomson Reuters Corporation ("Thomson Reuters") that are the subject matter of this Amendment No. 25 to Schedule 13D are beneficially owned by Thomson Investments Limited, The Woodbridge Company Limited ("Woodbridge"), 1908720 Ontario Limited, 1396164 Ontario Limited, Woodbridge Investments Corporation, 1001810107 Ontario Limited, KRT Investments Corp., DKRT Family Corp., DKRT Investments Corp., DKRT Funding Corp., 1000920847 Ontario Limited, MB Finance Corp., TT Investments Corp., TLT Investments Corp., TLT Issue Holdco A Corp., TLT Issue Holdco Corp., 1761173 Ontario Limited, 2677295 Ontario Limited, 1000919995 Ontario Limited, 1754693 Ontario Limited, PJT Investments Corp., 1000920848 Ontario Limited, PGF Investments Corp., PGF Family Corp., LCC Investments Corp., 1000078931 Ontario Limited, 1000421133 Ontario Limited, LLD Investments Corp., 2806335 Ontario Limited, JRD Investments Corp., 2754783 Ontario Limited, GED Investments Corp., SEG Family Corp., TCM Investments Corp., DYM Investments Corp., BG Investments Corp., ACG Investments Corp., 1001404651 Ontario Limited and 2808194 Ontario Limited (each a "Reporting Person" and collectively, the "Reporting Persons").

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the "Trust Company") is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.

As of November 13, 2026, Thomson Investments Limited is the beneficial owner of 304,903,283 Common Shares, representing approximately 70.34% of the outstanding Common Shares. Of those Common Shares, Woodbridge is the beneficial owner of 295,680,150 Common Shares, representing approximately 68.21% of the outstanding Common Shares.

This Amendment No. 25 to Schedule 13D is being filed to report certain information under Item 2, Item 4, Item 5, Item 6, Item 7 and Schedule A (attached as Exhibit 3) hereto. This Schedule 13D amends, restates and updates the amendment to Schedule 13D filed by Woodbridge on April 17, 2026. There has been no material change in the Thomson family's beneficial ownership of Common Shares since then.

## Item 2. Identity and Background
Name of person filing: Thomson Investments Limited, Woodbridge, 1908720 Ontario Limited, 1396164 Ontario Limited, Woodbridge Investments Corporation, 1001810107 Ontario Limited, KRT Investments Corp., DKRT Family Corp., DKRT Investments Corp., DKRT Funding Corp., 1000920847 Ontario Limited, MB Finance Corp., TT Investments Corp., TLT Investments Corp., TLT Issue Holdco A Corp., TLT Issue Holdco Corp., 1761173 Ontario Limited, 2677295 Ontario Limited, 1000919995 Ontario Limited, 1754693 Ontario Limited, PJT Investments Corp., 1000920848 Ontario Limited, PGF Investments Corp., PGF Family Corp., LCC Investments Corp., 1000078931 Ontario Limited, 1000421133 Ontario Limited, LLD Investments Corp., 2806335 Ontario Limited, JRD Investments Corp., 2754783 Ontario Limited, GED Investments Corp., SEG Family Corp., TCM Investments Corp., DYM Investments Corp., BG Investments Corp., ACG Investments Corp., 1001404651 Ontario Limited and 2808194 Ontario Limited.
Residence or business address: See Schedule A for the address of each Reporting Person.
Present principal occupation or employment: See Schedule A for certain information as to the executive officers and directors of each Reporting Person.
Criminal convictions in the last five years: To the knowledge of each Reporting Person, neither such Reporting Person, nor any executive officer or director of such Reporting Person, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Further, to the knowledge of each Reporting Person, neither such Reporting Person, nor any executive officer or director of such Reporting Person, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
See Schedule A for certain information as to the executive officers and directors of each Reporting Person.

For further explanation of the background of the arrangements relating to ownership of Common Shares, see the "Explanatory Note" above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
See Item 5(c) for a discussion of certain transactions by the Reporting Persons in the Common Shares.

Thomson Investments Limited, Woodbridge and the other Reporting Persons plan to maintain their controlling interest in Thomson Reuters. From time to time, each of the Reporting Persons may acquire or dispose of Common Shares, including, without limitation, by way of ordinary broker transactions, privately negotiated transactions, public offerings and participation in normal-course issuer bids for liquidity and other reasons. Although there are currently no plans or proposals, the Reporting Persons may consider or develop plans or proposals in the future that relate to items (a) through (j) below. This may include, but not be limited to, increasing or decreasing their investment in Common Shares and/or engagement with Thomson Reuters, other shareholders, advisors or third-parties with respect to Thomson Reuters' strategy, corporate governance including director nominees, capital structure and strategic alternatives.

Except as disclosed herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, their respective directors and executive officers, has any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of Thomson Reuters, or the disposition of securities of Thomson Reuters;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Thomson Reuters;

(c) a sale or transfer of a material amount of assets of Thomson Reuters;

(d) any change in the present Board or management of Thomson Reuters, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Thomson Reuters;

(f) any other material change in Thomson Reuters's business or corporate structure;

(g) changes in the charter, bylaws or instruments corresponding thereto of Thomson Reuters or other actions which may impede the acquisition of control of Thomson Reuters by any person;

(h) causing a class of securities of Thomson Reuters to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Thomson Reuters becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

On November 11, 2026, Thomson Reuters announced that it plans to repurchase up to $500 million of the Common Shares. Purchases of Common Shares will occur under a new normal course issuer bid ("NCIB") that has been approved by the Toronto Stock Exchange ("TSX"). Under the new NCIB, up to 7 million Common Shares (which represents approximately 1.6% of Thomson Reuters' 433,458,865 issued and outstanding Common Shares as of November 2, 2026) may be repurchased between November 13, 2026 and November 12, 2027. Under the NCIB, Common Shares may be repurchased in open market transactions on the TSX, the Nasdaq Global Select Market ("Nasdaq") and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or Nasdaq or under applicable law, including private agreement purchases or share purchase program agreement purchases if Thomson Reuters receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters will pay for Common Shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX. Thomson Reuters will be permitted to purchase Common Shares from Woodbridge commencing on November 13, 2026, in accordance with an exemption granted by the TSX pursuant to its rules, regulations and policies in connection with the NCIB, on a basis proportionate to Woodbridge's percentage interest in Thomson Reuters. The maximum number of Common Shares that may be purchased in the open market pursuant to the NCIB will be reduced by the number of Common Shares purchased by Thomson Reuters from Woodbridge.

In connection with the NCIB, on November 11, 2026, Woodbridge, Thomson Reuters and Thomson Reuters' broker, TD Securities Inc., entered into an automatic disposition plan agreement (the "ADP Agreement"). Purchases from Woodbridge will be made during the TSX's Special Trading Session pursuant to such ADP. Purchases from Woodbridge will be made on trading days, as required by the ADP Agreement, that Thomson Reuters makes a purchase from other shareholders. In the event that Woodbridge does not sell Common Shares on any trading day as required by the terms of the ADP Agreement (other than as a result of a market disruption event), the TSX exemption will cease to apply and Thomson Reuters will not be permitted to make any further purchases from Woodbridge under the terms of the NCIB. From time to time, Woodbridge may dispose of or acquire Common Shares outside of the NCIB for liquidity and other reasons and such transactions may occur during the course of this NCIB, which transactions would adjust Woodbridge's proportionate interest in Thomson Reuters and, correspondingly, the number of Common Shares to be purchased from Woodbridge under the ADP Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See cover pages of this Amendment for each of the Reporting Persons and Schedule A for each of the directors and executive officers of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See cover pages of this Amendment for each of the Reporting Persons and Schedule A for each of the directors and executive officers of the Reporting Persons.
Transactions in the class effected during the past sixty days:
None of the Reporting Persons has effected any transactions in Common Shares during the past 60 days, except as set forth below.

On November 2, 2026, SEG Family Corp. acquired 449,411 Common Shares from SEG Investments Corp. (such amount representing all Common Shares beneficially owned by SEG Investments Corp.) in exchange for preference shares of SEG Family Corp. As a result of the foregoing transaction, SEG Investments Corp. no longer beneficially holds any Common Shares and, therefore, ceased to be a Reporting Person on November 2, 2026.

On November 2, 2026, Lothlorien Limited acquired 457,991 Common Shares from 1000031857 Ontario Limited (such amount representing all Common Shares beneficially owned by 1000031857 Ontario Limited) in connection with the wind-up and dissolution of 1000031857 Ontario Limited. On November 2, 2026, upon receiving the Common Shares, Lothlorien Limited then transferred 457,991 Common Shares (such amount representing all Common Shares beneficially owned by Lothlorien Limited) to SEG Family Corp. in exchange for preference shares of SEG Family Corp. As a result of the foregoing transaction, 1000031857 Ontario Limited and Lothlorien Limited no longer beneficially hold any Common Shares and, therefore, each such person ceased to be a Reporting Person on November 2, 2026.

On November 4, 2026, SEG Family Corp. made a charitable donation of 972,908 Common Shares.

On November 11, 2026, 1001810107 Ontario Limited acquired 83,488,440 Common Shares from 1925124 Ontario Limited and 1000706525 Ontario Limited (such amount representing all Common Shares beneficially owned by 1925124 Ontario Limited and 1000706525 Ontario Limited) in connection with the amalgamation of 1925124 Ontario Limited and 1000706525 Ontario Limited under the Business Corporations Act (Ontario). As a result of the foregoing transaction, 1925124 Ontario Limited and 1000706525 Ontario Limited no longer beneficially hold any Common Shares and, therefore, each such person ceased to be a Reporting Person on November 11, 2026.

As such, this Amendment No. 25 constitutes an exit filing for each entity identified as ceasing or having ceased to be a Reporting Person in this Item 5(c).

The following entities (each a "Participating Entity" and collectively the "Participating Entities") sold 300,000 Common Shares in the open market between November 12 and November 13, 2026 (with sales allocated among them pro rata): 1001810107 Ontario Limited sold 150,000 Common Shares; LCC Investments Corp. sold 91,428 Common Shares; LLD Investments Corp. sold 436 Common Shares; 2806335 Ontario Limited sold 3,870 Common Shares; GED Investments Corp. sold 19,325 Common Shares; JRD Investments Corp. sold 16,191 Common Shares; BG Investments Corp. sold 7,500 Common Shares; DYM Investments Corp. sold 3,750 Common Shares; and 2808194 Ontario Limited sold 7,500 Common Shares. On November 12, 2026, 60,000 Common Shares were sold on a US exchange at an average price of $109.30 and, 40,000 Common Shares were sold on a Canadian exchange at an average price of CAD$155.85. On November 13, 2026, 100,000 Common Shares were sold on a US exchange at an average price of $109.49 and 100,000 Common Shares were sold on a Canadian exchange at an average price of CAD$156.07.

None of the executive officers or directors of the Reporting Persons has effected any transactions in Common Shares during the past 60 days, except as set forth below.

On September 15, 2026, David K.R. Thomson, Director and Co Chairman of Woodbridge, acquired from Thomson Reuters 1,417 deferred share units ("DSUs") as compensation for service as a director of Thomson Reuters.

On September 15, 2026, Peter J. Thomson, Director and Co Chairman of Woodbridge, acquired from Thomson Reuters 134 Common Shares and 325 DSUs as compensation for serving as director of Thomson Reuters.

On September 15, 2026, Michael Friisdahl, Independent Director of Woodbridge, acquired from Thomson Reuters 591 DSUs as compensation for service as a director of Thomson Reuters.

On September 15, 2026, Michael Medline, CEO and President of Woodbridge, acquired from Thomson Reuters 325 DSUs as compensation for service as a director of Thomson Reuters.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As of September 15, 2026, David K. R. Thomson, Peter J. Thomson, Michael Friisdahl and Michael Medline hold 141,195, 18,943, 2,984 and 3,644 DSUs, respectively, issued to them by Thomson Reuters for compensation for service as a director of Thomson Reuters. Each DSU has the same value as one Common Share, though DSUs do not have voting rights. DSUs accumulate additional units based on notional equivalents of dividends paid on Common Shares. DSUs are fully vested upon grant, but they are only settled in Common Shares or, at the election of Thomson Reuters, in cash, following termination of the director's board service in respect of Thomson Reuters. Any Common Shares delivered to a director of Thomson Reuters in connection with the settlement of DSUs are purchased in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Power of Attorney.

Exhibit 3 - Schedule A.

Exhibit 4 - Automatic Securities Disposition Plan, dated November 11, 2026, by and among The Woodbridge Company Limited, Thomson Reuters Corporation and TD Securities Inc.

## Signatures
- THOMSON INVESTMENTS LIMITED: /s/ Michael Medline, CEO & President (11/13/2026)
- THE WOODBRIDGE COMPANY LIMITED: /s/ Michael Medline, CEO & President (11/13/2026)
- 1908720 ONTARIO LIMITED: /s/ Michael Medline, CEO & President (11/13/2026)
- 1396164 Ontario Limited: /s/ Michael Medline, CEO & President (11/13/2026)
- Woodbridge Investments Corporation: /s/ Michael Medline, CEO & President (11/13/2026)
- 1001810107 Ontario Limited: /s/ Michael Medline, CEO & President (11/13/2026)
- KRT INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- DKRT FAMILY CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- DKRT INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- DKRT FUNDING CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 1000920847 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- MB FINANCE CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- TT INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- TLT INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- TLT ISSUE HOLDCO A CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- TLT ISSUE HOLDCO CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 1761173 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 2677295 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 1000919995 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 1754693 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- PJT INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 1000920848 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- PGF INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- PGF FAMILY CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- LCC INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 1000078931 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 1000421133 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- LLD INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 2806335 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- JRD INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 2754783 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- GED INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- SEG FAMILY CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- TCM INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- DYM INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- BG INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- ACG INVESTMENTS CORP.: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 1001404651 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)
- 2808194 ONTARIO LIMITED: /s/ Michael Medline, Attorney-in-fact (11/13/2026)